UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760129
(CUSIP Number)

Elena Kokoretsi 11 Poseidonos Avenue 16777 Elliniko Athens, Greece +30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y73760129

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plaza Shipholding Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,271,393
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,271,393

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,271,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. Y73760129

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katia Restis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,271,393
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,271,393

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,271,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. Y73760129

INTRODUCTION

ITEM 1.                          Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 16 Grigoriou Lambraki Street, 2nd Floor, 166 74 Glyfada, Athens, Greece.

ITEM 2.                          Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Elena Kokoretsi	Marshall Islands	Investments
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Elena Kokoretsi	Greece	Business and Philanthropy
(1) Katia Restis is the beneficial owner of 100% of the share capital of Plaza Shipholding Corp.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.                          Source and Amount of Funds or Other Consideration.

Plaza Shipholding Corp. ("Plaza") is reporting the acquisition of an additional 800,000 shares of Common Stock on September 30, 2014 at a price of $0.60 per share, pursuant to a Share Purchase Agreement entered into among the Company, Comet Shipholding Inc. and Plaza, dated September 29, 2014, a copy of which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference. No borrowed funds were used to purchase the Acquired Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.  Plaza previously reported its beneficial ownership of Common Stock on Amendment No. 19 to Schedule 13D filed on September 4, 2014 on behalf of Plaza, United Capital Investments Corp., Atrion Shipholding S.A. and Comet Shipholding Inc.

ITEM 4.                          Purpose of Transaction.

The shares acquired by Plaza are being held for investment purposes.
On April 24, 2014, the Company entered into a purchase agreement with affiliates of the Reporting Persons for the contribution of four Capesize vessels in exchange for cash and newly-issued shares of the Company's common stock (the "New Shares").  In connection with that agreement, Bella Restis and Victor Restis (the "Non-Participating Shareholders"), and Claudia Restis and Katia Restis (the "Participating Shareholders") agreed to transfer to the Participating Shareholders any economic and voting interest in the New Shares held, directly or indirectly, by the Non-Participating Shareholders upon the issuance of the New Shares. The agreement remains subject to closing conditions, including approval of the sellers' lenders and final documentation.

Except as set forth above and as previously disclosed in the original Schedule 13D filed by Plaza and the other reporting persons thereto on May 30, 2008, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                          Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
Plaza Shipholding Corp.	9.2%	0	4,271,393	0	4,271,393
Katia Restis	9.2%	0	4,271,393	0	4,271,393

(c) Except as set forth above, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Plaza received customary registration rights in connection with the acquisition of the shares of Common Stock on September 30, 2014 pursuant to a Registration Rights Agreement dated September 29, 2014, attached hereto as Exhibit C.

ITEM 7.                          Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Plaza Shipholding Corp. and Katia Restis.
Exhibit B	Share Purchase Agreement dated September 29, 2014.
Exhibit C	Registration Rights Agreement dated September 29, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015

PLAZA SHIPHOLDING CORP.

By:            /s/ Katia Restis
Name:            Katia Restis
Title:            President

/s/ Katia Restis
Katia Restis

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 9, 2015, and any further amendment thereto, relating to the Common Stock, par value $0.0001 per share, of Seanergy Maritime Holdings Corp. shall be filed on behalf of the undersigned.

June 9, 2015
-----------------------
(Date)

PLAZA SHIPHOLDING CORP. /s/ Katia Restis
Name: Katia Restis Title: President

/s/ Katia Restis
Katia Restis

Exhibit B

SHARE PURCHASE AGREEMENT

by and among

SEANERGY MARITIME HOLDINGS CORP.
as Seller

and

PLAZA SHIPHOLDING CORP.

and

COMET SHIPHOLDING INC.
as Purchasers

Dated as of September 29, 2014

TABLE OF CONTENTS

ARTICLE I	PURCHASE AND SALE OF SHARES	1
Section 1.01	Authorization of Issuance and Sale of Shares	1
Section 1.02	Sale and Purchase	1
Section 1.03	Purchase Price	1
Section 1.04	Time and Place of Closing	1
Section 1.05	Closing Payments and Delivery of Securities	2
Section 1.06	Nominated	2

ARTICLE II	CONDITIONS TO CLOSING	2
Section 2.01	Mutual Conditions	2
Section 2.02	Company's Conditions	2

ARTICLE III	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY	3
Section 3.01	Organization	3
Section 3.02	Authorization; Enforcement	3
Section 3.03	No Conflicts	3

ARTICLE IV	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASERS	3
Section 4.01	Organization	3
Section 4.02	Authorization; Enforcement	4
Section 4.03	No Conflicts	4
Section 4.04	Investment Representations	4

ARTICLE V	OTHER AGREEMENTS	6
Section 5.01	Legend	6
Section 5.02	Indemnification by the Purchasers	6
Section 5.03	Disclosure	6
Section 5.04	Public Announcements	6
Section 5.05	Expenses	6
Section 5.06	Sales and Transfer Taxes	6

ARTICLE VI	MISCELLANEOUS	7
Section 6.01	Notices	7
Section 6.02	Further Assurances	7
Section 6.03	Successors and Assigns	8
Section 6.04	Entire Agreement	8
Section 6.05	Amendments and Waivers	8
Section 6.06	Governing Law	8
Section 6.07	Submission to Jurisdiction	8
Section 6.08	Waiver of Jury Trial	8
Section 6.09	Captions; Counterparts, Execution	8

SCHEDULE A	FORM OF LETTER OF NOMINATION
SCHEDULE B	SHARE AND PURCHASE PRICE ALLOCATION
SCHEDUEL C	FORM OF JOINDER TO SHARE PURCHASE AGREEMENT
SCHEDULE D	FORM OF REGISTRATION RIGHTS AGREEMENT

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this "Agreement"), dated as of September 29, 2014, by and among SEANERGY MARITIME HOLDINGS CORP., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), and Plaza Shipholding Corp., a corporation organized under the laws of the Republic of the Marshall Islands ("Plaza"), and Comet Shipholding Inc., a corporation organized under the laws of the Republic of the Marshall Islands ("Comet" and together with Plaza, the "Purchasers" and each a "Purchaser").
WHEREAS, the Purchasers are related to certain of the Company's principal shareholders.
WHEREAS, the Company desires to raise additional equity capital through the issuance and sale of 1,600,000 of the Company's common shares, par value $0.0001 per share (the "Shares"), at the price of U.S.$0.60 per share, to the Purchasers or any of the Purchasers' nominated parties (the "Nominated Party(ies)"), and the Purchasers (or the Nominated Party or Parties as the case may be) desire to buy the Shares, subject to the terms and conditions set forth in this Agreement.
WHEREAS, any of the Purchasers may nominate a Nominated Party, in which case such Purchaser will send to the Company a letter of nomination in the form attached hereto as Schedule A latest five (5) days prior to the Closing Date, which shall be promptly acknowledged by the Company.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
 PURCHASE AND SALE OF SHARES
Section 1.01                          Authorization of Issuance and Sale of Shares.  The Company's board of directors, acting through a special independent committee and after receipt of a fairness opinion, has authorized the issuance and sale of the Shares to the Purchasers or the Nominated Party or Parties as the case may be.
Section 1.02                          Sale and Purchase.  Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to issue and sell the Shares to the Purchasers (or the Nominated Party or Parties as the case may be), and the Purchasers agree to purchase the Shares from the Company, allocable between the Purchasers or the Nominated Party or Parties as the case may be in the manner set forth on Schedule B.
Section 1.03                          Purchase Price.  The aggregate purchase price for the Shares shall be in an amount equal to nine hundred and sixty thousand United States Dollars (U.S.$ 960,000) (the "Purchase Price"), allocable between the Purchasers or the Nominated Party or Parties as the case may be in the manner set forth on Schedule B.

Section 1.04                          Time and Place of Closing.  Upon the terms and subject to satisfaction or waiver of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") will take place on a date to be agreed in writing not later than by the close of business on September 30th, 2014 at the offices of the Company or at such other place or time as the parties may agree in writing.  The date on which the Closing occurs is herein referred to as the "Closing Date" and the Closing shall be deemed to have occurred as of the close of business on the Closing Date.
Section 1.05                          Closing Payments and Delivery of Securities.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the Purchasers or the Nominated Party or Parties as the case may be shall deliver to the Company, pursuant to wire instructions furnished separately, an amount equal to the Purchase Price in immediately available U.S. funds, and the Company shall issue and deliver to the Purchasers or the Nominated Party or Parties as the case may be stock certificates representing the Shares, allocable between the Purchasers or the Nominated Parties in the manner set forth on Schedule B.
Section 1.06                          Nominated Party. In case any of the Purchasers nominates a Nominated Party, such Purchaser agrees that it will procure that the Nominated Party executes a Joinder to this Agreement in the form attached hereto as Schedule C.
ARTICLE II
 CONDITIONS TO CLOSING
Section 2.01                          Mutual Conditions.  The respective obligations of each party to consummate the issuance and sale and the purchase of the Shares shall be subject to the satisfaction of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable law):
(a)            the Company and the Purchasers or the Nominated Party or Parties, as the case may be, shall have entered into and shall have executed a registration rights agreement with respect to the Shares in the form attached hereto as Schedule D (the "Registration Rights Agreement");
(b)            no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any federal, state, local or foreign political subdivision, court, administrative agency, board, bureau, commission or department or other governmental authority or instrumentality (each, a "Governmental Authority") which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated hereby illegal;
(c)            there shall not be pending any suit, action or proceeding by any Governmental Authority or any person seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and
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(d)            all other consents, authorizations, waivers, orders and approvals of, notices to, filings or registrations with and the expiration of all waiting periods imposed by, any third person, including any Governmental Authority, which are required for or in connection with the execution and delivery by the parties of this Agreement and the consummation the transactions contemplated by this Agreement shall have been obtained or made, in form and substance reasonably satisfactory to each of the parties, and shall be in full force and effect.
Section 2.02                          Company's Conditions.  The obligation of the Company to consummate the issuance and sale of the Shares to the Purchasers or the Nominated Party or Parties as the case may be shall be subject to the satisfaction of the condition (which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable law) that the representations and warranties of the Purchasers (or the Nominated Party or Parties as the case may be) contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made on and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only).
ARTICLE III
 REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY
The Company hereby represents and warrants to, and agrees with, each of the Purchasers, as of the date hereof and as of the Closing Date, as follows:
Section 3.01                          Organization.  The Company is an entity duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby.
Section 3.02                          Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action.  No other corporate or other action or proceeding on the part of the Company is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.  This Agreement has been duly executed by the Company and, when delivered, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of a specific performance, injunctive relief or other equitable remedies or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.
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Section 3.03                          No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not, (i) conflict with or violate any provision of its Amended and Restated Articles of Incorporation or Amended and Restated Bylaws, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which the Company is a party or by which any property or asset of the Company is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which the Company is subject (including federal and state securities laws and regulations) or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Company is subject, or by which any property or asset of the Company is bound or affected.
ARTICLE IV
 REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASERS
Each Purchaser, severally and not jointly, hereby represents and warrants to, and agrees with, the Company, as of the date hereof and as of the Closing Date, as follows:
Section 4.01                          Organization.  Such Purchaser is an entity duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby.
Section 4.02                          Authorization; Enforcement.  Such Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by such Purchaser and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action.  No other corporate or other action or proceeding on the part of a Purchaser is necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement.  This Agreement and has been duly executed by such Purchaser and when delivered, will constitute the valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except: (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.
Section 4.03                          No Conflicts.  The execution, delivery and performance of this Agreement by such Purchaser and the consummation of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of its articles of incorporation, bylaws or other charter documents; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such Purchaser is a party; (iii) result in a violation of any law, rule, statute or regulation to which such Purchaser is subject (including federal and state securities laws and regulations); or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which such Purchaser is subject, or by which any respective property or asset of the Purchaser is bound or affected.
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Section 4.04                          Investment Representations.
(a)            Investment Intent.  Such Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to or for distributing or reselling the Shares or any part thereof, without prejudice, however, to such Purchaser's right at all times to sell or otherwise dispose of all or any part of the Shares in compliance with applicable federal and state securities laws.  None of the Purchasers has any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares.
(b)            Affiliate of the Company.  Such Purchaser is an "affiliate" of the Company (as defined in Rule 144 under the U.S. Securities Act of 1933, as amended (the "Securities Act")) or acting on behalf of such an affiliate and agrees that it shall not resell, transfer, pledge, hypothecate or otherwise dispose of any Shares except as shall be permitted under all applicable laws, rules and regulations and in accordance with the provisions of Section 4.04(g) below.  In addition, such Purchaser understands that none of the Shares may be pledged unless: (i) the Shares have been registered under the Securities Act and any applicable state securities law or (ii) the Company has received an opinion of counsel satisfactory to the Company and its counsel that such pledge is exempt from, or not subject to, such registration.
(c)            General Solicitation.  Such Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.
(d)            Access to Information.  Such Purchaser acknowledges that it has had the opportunity to review this Agreement and has been afforded: (i) the reasonable opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Securities and the merits and risks of investing in the Securities; (ii) reasonable access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the transactions contemplated hereby.
(e)            Independent Investment Decision.  Such Purchaser has independently evaluated the merits of its decision to acquire the Shares pursuant to this Agreement, such decision has been independently made by such Purchaser and such Purchaser confirms that it has only relied on the advice of its own counsel and not on the advice of the Company or its counsel in making such decision.
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f)            Reliance upon Representation and Warranties.  Such Purchaser understands that the Shares are being offered and sold to such Purchaser in reliance on exemptions from the registration requirements of United States federal and state securities laws, and that the Company is relying upon the truth and accuracy of, and the compliance by such Purchaser with, the representations, warranties and agreements of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares.
(g)            Unregistered Shares.  Such Purchaser understands that: (a) the Shares have not been registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred, unless: (A) subsequently registered thereunder pursuant to the Registration Rights Agreement or (B) sold in reliance on an exemption therefrom, provided that the Company shall receive an opinion of counsel satisfactory to the Company and its counsel that such registration is not required; and (b) except as shall be provided under the Registration Rights Agreement, neither the Company nor any other person is under any obligation to register the Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.
ARTICLE V
 OTHER AGREEMENTS
Section 5.01                          Legend
Each Purchaser hereby acknowledges and agrees that the share certificates representing the Shares will bear the following legend:
THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.
Section 5.02                          Indemnification by the Purchasers.  Each Purchaser agrees, severally and not jointly, to indemnify the Company and its officers, directors, employees, agents, counsel, accountants, and other representatives from, and hold each of them harmless against, any and all losses, actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and promptly upon demand, pay or reimburse each of them for all reasonable costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of such Purchaser contained herein; provided that the liability of a Purchaser shall not be in an amount greater than its allocable Purchase Price, as set forth on Schedule A.
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Section 5.03                          Disclosure.  Disclosure to the public or to any third party of the existence or terms of this Agreement and the transactions contemplated hereby and any other information relating to any party hereto shall be at the sole and complete discretion of the Company.  The Purchaser acknowledges that the Company will file this Agreement with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to a report on applicable SEC form.
Section 5.04                          Public Announcements.  The issuance of any press release or any other public statement thereafter with respect to this Agreement and the transactions contemplated hereby shall be at the Company's sole and complete discretion.
Section 5.05                          Expenses.  Except as otherwise provided herein, the Company and each Purchaser shall each bear their own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.
Section 5.06                          Sales and Transfer Taxes.  All sales and transfer taxes (including all stock transfer taxes, if any) incurred in connection with this Agreement and the transactions contemplated hereby will be borne by the Company, and the Company will, at its own expense, file all necessary tax returns and other documentation with respect to all such sales and transfer taxes, and, if required by applicable law, the Purchasers will join in the execution of any such tax returns or other documentation.
ARTICLE VI
 MISCELLANEOUS
Section 6.01                          Notices.  All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Company:
1-3 Patriarchou Grigoriou Street
16674 Glyfada
Athens, Greece
Attention:  Chief Executive Officer
 Facsimile:  +30 210 963-8450
With a copy (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention:  Gary J. Wolfe
Facsimile: +1 212 480-8421
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If to Plaza Shipholding Corp.:
c/o 11 Poseidonos Avenue
Athens 167 77 Greece
Facsimile: +30 210 8910295

If to Comet Shipholding Inc.:
c/o Western Isles
Jardine House
P.O. Box HM 1431
Hamilton HM FX
Bermuda
Attention: Alastair Macdonald
Facsimile: +1441 (296) 0329

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 6.01.
Section 6.02                          Further Assurances.  Each party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such party's obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the transactions contemplated hereby and to effectuate the provisions and purposes hereof.
Section 6.03                          Successors and Assigns.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, that none of the parties hereto may assign any of its obligations hereunder without the prior written consent of the other party.
Section 6.04                          Entire Agreement.  This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.
Section 6.05                          Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.
Section 6.06                          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.
Section 6.07                          Submission to Jurisdiction.  Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.
8

Section 6.08                          Waiver of Jury Trial.  The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this Agreement.
Section 6.09                          Captions; Counterparts, Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.  All such counterparts may be delivered between the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
[Signature Page Follows]
9

IN WITNESS WHEREOF, the Company and each of the Purchasers have caused this Agreement to be duly executed as of the date first above written.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chairman & Chief Executive Officer

PLAZA SHIPHOLDING CORP.

By:	/s/ Iosif Matarasso
Name: Iosif Matarasso
Title: Director

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name: Alastair Macdonald
Title: Director

Schedule A

FORM OF LETTER OF NOMINATION

To:	Seanergy Maritime Holdings Corp. (the "Company")

Date: September [ ], 2014

Dear Sirs,

Share Purchase Agreement dated September [   ], 2014 (the "Agreement ")

With reference to the Agreement entered into amongst (1) Plaza Shipholding Corp. and Comet Shipholding Inc., as purchasers (the "Purchasers") and (2) the Company, as the seller of Shares (as defined in the Agreement), [ Plaza Shipholding Corp. / Comet Shipholding Inc.] hereby nominates [             ], as its Nominated Party for the purpose of issuing such number of the Shares allocable in the manner set forth on Schedule B of the Agreement in the name of such Purchasers' Nominated Party subject to the provisions set out in the Agreement.

Yours faithfully,

For and on behalf of
[Plaza Shipholding Corp. /
Comet Shipholding Inc.]

Name  :
Title   :

Acknowledged by:

For and on behalf of
Seanergy Maritime Holdings Corp.
as purchaser

Name  :
Title :

Schedule B

SHARE AND PURCHASE PRICE ALLOCATION

Purchaser	Shares	Purchase Price

Plaza Shipholding Corp. or its Nominated Party	800,000	$480,000

Comet Shipholding Inc. or its Nominated Party	800,000	$480,000

TOTAL:	1,600,000	$960,000

Schedule C

FORM OF JOINDER TO SHARE PURCHASE AGREEMENT

The undersigned, [                            ], as the Nominated Party of [Plaza Shipholding Corp. / Comet Shipholding Inc.], hereby agrees to be bound by the terms of that certain Share Purchase Agreement dated September [   ], 2014 by and among Seanergy Maritime Holdings Corp., Plaza Shipholding Corp. and Comet Shipholding Inc. (the "Agreement") in every way as if it was a party to the Agreement and hereby join in the execution of the Agreement and authorize this signature page to be attached thereto. Each of the representations, warranties and agreements contained in the Agreement are hereby made by the undersigned as if made at the date of the Agreement with reference to the facts and circumstances existing on such date.

Date: September [   ], 2014

[ ]

By:	_______________________
Name:
Title:

Schedule D
Form of Registration Rights Agreement

Exhibit C

REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this "Agreement") is made and entered into effective as of September 29, 2014, by and among Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), and the shareholders signatory hereto (the "Investors").
RECITALS
A.            The Company and the Investors are entering into a share purchase agreement (the "Share Purchase Agreement"), pursuant to which the Company intends to raise additional equity capital through the issuance and sale of 1,600,000 shares (the "Shares") of the Company's common stock, par value $0.0001 per share (the "Common Stock"), to the Investors, which are two of the four Company's largest shareholders.
B.            The issuance and sale of the Shares will be made by the Company pursuant to an exemption from the registration requirements of the Securities Act.
C.            Under the Share Purchase Agreement, the respective obligations of each party thereto to consummate the issuance and sale and the purchase of the Shares are subject to, inter alia, the Company and each of the Investors entering into and executing this Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.            Definitions. As used in this Agreement, the following terms shall have the following meanings:
"Advice" shall have the meaning set forth in Section 6(b).
"Agreement" shall have the meaning set forth in the preamble above.
"Availability Date" shall have the meaning set forth in Section 3(j).
"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.
"Commission" means the U.S. Securities and Exchange Commission.
"Effectiveness Period" shall have the meaning set forth in Section 2(a).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Filing Date" means, with respect to the Registration Statement required to be filed hereunder, the 180th day following the Closing Date.
"Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities.
"Indemnified Party" shall have the meaning set forth in Section 5(c).
"Indemnifying Party" shall have the meaning set forth in Section 5(c).
"Investors" shall have the meaning set forth in the preamble.
"Losses" shall have the meaning set forth in Section 5(a).
"Plan of Distribution" shall have the meaning set forth in Section 2(a).
"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.
"Prospectus" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
"Registrable Securities" means the Shares together with any securities issued or issuable upon any exchange, stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.
"Registration Statement" means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to the registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the Registration Statement.
"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Securities Act" means the Securities Act of 1933, as amended.
"Shares" shall have the meaning set forth in the recitals above.
"Suspension Certificate" shall have the meaning set forth in Section 6(d).
"Trading Market" means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market or the NASDAQ Capital Market; and, with respect to any particular date, shall mean the Trading Market on which the Common Stock is listed or quoted for trading on such date.
2.            Registration.  (a) On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the offering and resale of all of the Registrable Securities pursuant to Rule 415, or if Rule 415 is not available for offers or sales of the Registrable Securities, for such other means of distribution of Registrable Securities as the Holders may reasonably request (or, at the Holder's option to delay such registration). The Registration Statement required hereunder shall be on Form S-3 or Form F-3, as applicable (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 or Form F-3, in which case the Registration shall be on Form S-1 or F-1 or another appropriate form as shall be selected by the Company upon advice of its counsel). The Registration Statement required hereunder shall contain (except if otherwise directed by the Holders) a section substantially similar to the "Plan of Distribution" attached hereto as Annex A. The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but no later than 120 days following the filing thereof (the "Effectiveness Date"), and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act (including the filing of any necessary amendments, post-effective amendments and supplements) until the date which is one year after the Closing Date or such later date when all Registrable Securities covered by the Registration Statement (i) have been sold pursuant to the Registration Statement or an exemption from the registration requirements of the Securities Act or (ii) may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company's transfer agent and the affected Holders (the "Effectiveness Period").
(b)            Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 120 days has elapsed from the termination of the offering under the previous registration.

3.            Registration Procedures.
In connection with the Company's registration obligations hereunder, the Company shall:
(a)            Not less than two (2) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Holders copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference to the extent requested by such Person) which documents will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective legal counsel to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith; provided, however, that any period of time which the Registration Statement is delayed due to such objection will be added to the Filing Date and the Effectiveness Date.
(b)            (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.
(c)            Notify the Holders of Registrable Securities to be sold as promptly as reasonably possible (and, in the case of (i)(A) below, not less than two (2) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing promptly following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall upon request provide true and complete copies thereof and all written responses thereto as promptly as reasonably possible to each of the Holders who so requests provided such requesting Holders agree to keep such information confidential until it is publicly disclosed); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that such Holder of Registrable Securities agrees to keep such information confidential until it is publicly disclosed).

(d)            Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(e)            To the extent requested by such Holders, furnish to each Holder, without charge, at least one conformed copy of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.
(f)            Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request in connection with resales by the Holder of Registrable Securities. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(c).
(g)            Use its best efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each of the registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.
(h)            If requested by the Holders, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.
(i)            Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)            Use best efforts to make available to its security holders no later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder. For the purpose of this subsection, "Availability Date" shall mean the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of the Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter.
(k)            Comply with all applicable rules and regulations of the Commission and use its reasonable best efforts to cause all Registrable Securities to be listed for trading on a Trading Market, if the Company is then listed on a Trading Market.
The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and the person thereof that has voting and dispositive control over the Shares, for purposes of disclosure in the "Selling Stockholder" table in the Registration Statement.
4.            Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) for compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) "road show" expenses and (vii) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal and accounting expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and all fees and expenses of the Company's certified public accountants), the expense of the preparation of all financial statements and any audit or review thereof by the Company's accountants, including in connection with their rendering a "cold comfort" letter to the underwriters, if requested, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker, underwriter or similar commissions or any legal fees or other costs of the Holders.

5.            Indemnification.
(a)            Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
(b)            Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its officers, directors, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, to the extent arising out of or based upon: (1) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (2) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus expressly for use therein; provided, that each Holder's obligation to indemnify such indemnified parties shall only be to the extent of the net proceeds received by such Holder in the offering to which the Registration Statement relates, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (3) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).

(c)            Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.
An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel (the Indemnified Party's counsel who first notifies the Company of such obligation) shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.
All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.

(d)            Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.
The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
6.            Miscellaneous.
(a)            Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
(b)            Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In the event of a discontinued disposition under this Section 6(b), the Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented Prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Registrable Securities. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(c)            Amendments in Writing. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, or any consent to any departure by the Company and any Holder of the then outstanding Registrable Securities from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the Company and at least a majority of the Holders of the then outstanding Registrable Securities, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and at least a majority of the Holders of the then outstanding Registrable Securities.
(d)            Suspension of Trading. At any time after the Registrable Securities are covered by an effective Registration Statement, the Company may deliver to the Holders of such Registrable Securities a certificate (the "Suspension Certificate") approved by the Chief Executive Officer of the Company and signed by an officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would:
(i)            materially interfere with any transaction that would require the Company to prepare financial statements under the Securities Act that the Company would otherwise not be required to prepare in order to comply with its obligations under the Exchange Act, or
(ii)            require public disclosure of any transaction of the type discussed in Section 6(d)(i) prior to the time such disclosure might otherwise be required.
After the delivery of a Suspension Certificate by Holders of Registrable Securities, the Company may, in its discretion, require such Holders of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holders for a specified period of time that is customary under the circumstances (not to exceed thirty (30) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holders of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only one occasion during each twelve (12) consecutive month period that the Registration Statement remains effective. The Company may impose stop transfer instructions to enforce any required agreement of the Holders under this Section 6(d).
(e)            Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) on the date of transmission when delivered via facsimile prior to 5:00 p.m. (New York City time) on a Business Day, (ii) one Business Day after transmission when delivered via facsimile later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) upon delivery when delivered personally, (iv) three (3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (v) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

Seanergy Maritime Holdings Corp.
 1-3 Patriarchou Grigoriou
16674 Glyfada
Athens Greece
Attention: Chief Executive Officer
Facsimile: +30 210 96 38 402
With a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe, Esq.
Facsimile: (212) 480-8421
If to an Investor, to:

To the addresses set forth under such Investor's name on Schedule 1 hereto
Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
(f)            Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and assigns. The Company may not assign its rights or obligations hereunder without the prior written consent of all of the Holders of the then-outstanding Registrable Securities, provided a sale of the Company shall not be deemed an assignment.
(g)            Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment, waiver or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
(h)            Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against the parties hereto or thereto in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.

(i)            Cumulative Remedies. All remedies, either under this Agreement or by law, afforded to the parties hereto, shall be cumulative and not alternative.
(j)            Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(k)            Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.
[Remainder of page intentionally left blank; Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:
SEANERGY MARITIME HOLDINGS CORP.
By:	/s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chairman & Chief Executive Officer
[Investors Signature page follows]

INVESTORS:
PLAZA SHIPHOLDING CORP.
By:	/s/ Iosif Matarasso
Name: Iosif Matarasso
Title: Director

COMET SHIPHOLDING INC.
By:	/s/ Alastair Macdonald
Name: Alastair Macdonald
Title: Director

ANNEX A
Plan of Distribution
The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other sale in any privately negotiated transaction, or non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.
The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	public or privately negotiated transactions;
•	on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market or NASDAQ Capital Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);
•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;
•	to cover short sales;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:
•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	sell the shares short and redeliver the shares to close out such short positions;
•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.
In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.
The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations in certain circumstances.
Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).
In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.
The Company is required to pay all fees and expenses incident to the registration of the shares other than broker fees and commissions.
The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SCHEDULE 1
The Investors
Name of Company	Address	Jurisdiction of Incorporation
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue Athens 167 77 Greece Facsimile: +30 210 8910295	The Republic of the Marshall Islands
Comet Shipholding Inc.	c/o Western Isles Jardine House P.O. Box HM 1431 Hamilton HM FX Bermuda Attention: Alastair Macdonald Facsimile: +1441 (296) 0329	The Republic of the Marshall Islands